Exhibit 12 (a)

BNP U.S. FUNDING L.L.C.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

For the Six Months Ended June 30, 2004 (unaudited)

Net income	$11,153

Fixed charges:
Audit fees	26
Trustee fees	54
Administrative and consulting fees	622
Total fixed charges	702

Earnings before fixed charges	$11,855
Fixed charges, as above	702
Ratio of earnings to fixed charges	16.89